SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 4)

                            J. Ray McDermott, S.A.
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                               (Name of Issuer)


                         Common Stock, $.01 par value
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                        (Title of Class of Securities)


                                 P 64658 10 0
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                                (CUSIP Number)

                         McDermott International, Inc.
  Attn: S. Wayne Murphy, Senior Vice President, General Counsel and Corporate
     Secretary, 1450 Poydras Street, New Orleans, LA 70112 (504) 587-5300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 16, 1999
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box|_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


                              (Page 1 of 9 Pages)


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CUSIP No.  P 64658 10 0___________   13D                      Page 2 of 9 Pages
----------------------------------                            -----------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           McDermott International, Inc.
           I.R.S. Employer Identification No. 72-0593134
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |_|

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
           BK, WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Republic of Panama
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      NUMBER OF            7     SOLE VOTING POWER
                                 39,021,787(1)
        SHARES
                         ------------------------------------------------------
     BENEFICIALLY
                           8      SHARED VOTING POWER
       OWNED BY
                         ------------------------------------------------------
         EACH              9      SOLE DISPOSITIVE POWER
                                  39,021,787(2)
      REPORTING
                         ------------------------------------------------------
     PERSON WITH
                           10      SHARED DISPOSITIVE POWER

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           39,021,787
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |_|
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           99.5%
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   14      TYPE OF REPORTING PERSON*
           HC
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 9 Pages

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         (1) In connection with the contribution by McDermott International,
Inc. ("McDermott International") of its marine construction services business to the Issuer in 1995, the Issuer issued to McDermott International 24,668,297 shares of the Issuer's common stock and 3,200,000 shares of its Series A $2.25 Cumulative Convertible Preferred Stock. The Series A preferred stock is not registered under the Securities Exchange Act of 1934, as amended. Each share of Series A preferred stock has one vote per share, voting as a single class with the holders of Issuer's common stock, on all matters that are voted on by holders of shares of common stock. Each share of Series A preferred stock is, in certain circumstances, convertible into 1.794 shares of the Issuer's common stock.

        (2)  See Items 5 and 6 of this Amendment No. 4 to the Schedule 13D.



                                Page 3 of 9 Pages

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Introduction
         This Amendment No. 4 to the Schedule 13D is being filed by McDermott International pursuant to Rule 13d-2 of the Exchange Act to amend the Schedule 13D originally filed by McDermott International on February 9, 1995 relating to the shares of common stock, par value $.01 per share (the "Shares"), of J. Ray McDermott, S.A, as previously amended by Amendment No. 1, filed on March 12, 1999, Amendment No. 2, filed on April 22, 1999, and Amendment No. 3, filed on May 11, 1999.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 is amended and restated as follows:

                  Pursuant to the Agreement and Plan of Merger dated as of May 7, 1999 (the "Merger Agreement"), between Issuer and McDermott International, McDermott International will acquire all Shares of the Issuer not already owned by McDermott International for $35.62 per Share in cash. See
                  Item 4 below.

                  McDermott International, through its wholly-owned subsidiary, McDermott Acquisition Company, Inc. ("Merger Subsidiary"), will purchase all of the publicly-held Shares of the Issuer from cash on hand and from borrowings under a $525 million senior secured term loan agreement dated June 7, 1999 (the "Loan Agreement"), among McDermott International, the lenders named therein, and Citibank, N.A., as administrative agent. All borrowings under the Loan Agreement will mature no later than September 30, 1999.


Item 4.           Purpose of Transaction.

                  Item 4 is amended and restated as follows:

                  On May 7, 1999, McDermott International and the Issuer executed the Merger Agreement, pursuant to which McDermott International will acquire all Shares of the Issuer not already owned by McDermott International for $35.62 per Share in cash.

                  Pursuant to the Merger Agreement, McDermott International, through Merger Subsidiary, commenced a tender offer on May 13, 1999 for all Shares of the Issuer (other than Shares beneficially owned by McDermott International) at a price of $35.62 per Share,


                                Page 4 of 9 Pages
                  net to the seller in cash. The tender offer expired at 12:00 midnight, New York City time, on Thursday, June 10, 1999. A total of 14,353,490 Shares were tendered. On June 11, 1999, McDermott International announced that it had accepted for payment and would promptly pay for all Shares validly tendered pursuant to the tender offer. McDermott International has subsequently paid for the Shares.

                  All Shares not purchased in the tender offer (other than Shares beneficially owned by McDermott International) will be acquired for the same price in cash in a second-step merger. McDermott International anticipates that the merger between Merger Subsidiary and the Issuer will occur shortly after a special meeting of the shareholders of the Issuer. The time and place of the meeting will be determined at a later date.

                  Upon the terms and subject to the conditions set forth in the Merger Agreement, at such time as the certificate of merger is recorded by the Public Registry Office of the Republic of Panama (the "Effective Time"), Merger Subsidiary shall be merged with and into the Issuer in accordance with Panama law, whereupon the separate existence of Merger Subsidiary shall cease, and the Issuer shall continue as the surviving corporation (the "Surviving Corporation"). As a result, the Issuer will become a direct, wholly-owned subsidiary of McDermott International.

                  The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with its terms and applicable law, provided that, at the Effective Time, such certificate of incorporation shall be amended to provide that the name of the corporation shall be J. Ray McDermott, S.A.

                  The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and applicable law.

                  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the


                                Page 5 of 9 Pages

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                  officers of the Issuer at the Effective Time shall be the
                  officers of the Surviving Corporation.

                  The Issuer currently has approximately 39.2 million Shares outstanding. 39 million Shares (or 99.5% of the outstanding Shares) are beneficially owned by McDermott International. Fewer than 200,000 of the outstanding Shares of the Issuer are publicly held.

Item 5            Interest in Securities of the Issuer.

                  Item 5 is amended and restated as follows:

                  McDermott International beneficially owns 39,021,787 Shares of the Issuer or approximately 99.5% of the Shares outstanding. Subject to certain restrictions contained in the Loan Agreement and the related pledge agreement dated June 7, 1999 (the "Pledge Agreement"), among McDermott International, certain of its subsidiaries, and Citibank, N.A., as collateral agent, McDermott International has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Shares of the Issuer that it beneficially owns. See Item 6 below. Sections 1, 5-9, and 14 of the Pledge Agreement and Section
                  6.04 of the Loan Agreement are incorporated by reference herein.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is amended and restated as follows:

                  Under the Pledge Agreement, borrowings under the Loan Agreement are secured by a first priority pledge of all Shares of the Issuer and securities convertible into such Shares held or acquired by McDermott International or any of its subsidiaries. Section 6.04 of the Loan Agreement, which is incorporated by reference herein, restricts the ability of McDermott International to sell or dispose of the capital stock of the Issuer as long as any amount payable under the Loan Agreement is outstanding and unpaid.

Item 7.           Material to be Filed as Exhibits.


                                Page 6 of 9 Pages

                  Item 7 is hereby supplemented and amended to add the following exhibits:

                  1. Senior Secured Term Loan Agreement dated as of June 7, 1999 among McDermott International, Inc., the lenders named therein, and Citibank, N.A., as administrative agent.

                  2. Pledge Agreement dated as of June 7, 1999 among McDermott International, Inc., the subsidiaries of McDermott International, Inc. named therein, and Citibank, N.A., as collateral agent.


                                Page 7 of 9 Pages

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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this amendment is true, complete and correct.

June 16, 1999                       McDERMOTT INTERNATIONAL, INC

                                            By: /s/ Daniel R. Gaubert
                                               --------------------------------
                                               Daniel R. Gaubert
                                               Senior Vice President and Chief
                                               Financial Officer

                                Page 8 of 9 Pages

                               INDEX TO EXHIBITS


Exhibit
  No.                              Description
-------                            -----------
1. Agreement and Plan of Merger dated as of June 2, 1994 (as amended) by and among J. Ray McDermott, S.A., McDermott International, Inc., MCB I, Inc. and Offshore Pipelines, Inc.*

2.       Press Release dated March 10, 1999 of McDermott International, Inc.*

3.       Press Release dated April 20, 1999 of McDermott International, Inc.*

4. Joint Press Release dated May 7, 1999 of McDermott International, Inc. and J. Ray McDermott, S.A.*

5. Agreement and Plan of Merger dated as of May 7, 1999 between J. Ray McDermott, S.A. and McDermott International, Inc.*

6. Commitment Letter dated May 7, 1999 among McDermott International, Inc., Citibank, N.A., and Salomon Smith Barney, Inc.*

7. Senior Secured Term Loan Agreement dated as of June 7, 1999 among McDermott International, Inc., the lenders named therein, and Citibank, N.A., as administrative agent.

8. Pledge Agreement dated as of June 7, 1999 among McDermott International, Inc., the subsidiaries of McDermott International, Inc. named therein, and Citibank, N.A., as collateral agent.

* Previously filed.


                               Page 9 of 9 Pages